04030959

REDCORP

FILE No. 82-1824

RECEIVED
2004 JUN 23 P 1:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

NEWS RELEASE

June 17, 2004

News Release 04-12

Tulsequah Drilling Intersects 10.7 Meters of 20.4% Zinc

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to provide assay composites for two additional holes from the Tulsequah Chief deposit. The Tulsequah Chief property is owned and operated by Redfern Resources Ltd. – the Company's wholly-owned subsidiary, and is located in northwestern British Columbia 100 kilometers south of the town of Atlin.

Holes TCU04102 and TCU04103 continue to meet or exceed the Company's expectations for the Tulsequah Chief deposit. Assay composites for these holes are tabulated below:

Hole #	From (m)	To (m)	Length (m)	Est.True Width	Au (gpt)	Ag (gpt)	Cu (%)	Pb (%)	Zn (%)
TCU04103	342.0	348.0	6.0	4.5	2.37	167.86	1.82	3.10	11.30
TCU04102	602.4	636.6	34.2	31.0	2.77	78.79	1.35	1.00	9.73
incl	606.2	611.6	5.4	4.9	3.03	138.86	1.60	1.72	10.78
incl	615.6	626.3	10.7	9.6	3.66	88.42	1.94	0.83	20.40
incl	632.7	636.6	3.9	3.5	2.85	97.08	2.14	2.74	8.68

TCU04102 effectively demonstrates the thick, high-grade nature of the core of the deposit, and confirms its continuity in the down-plunge direction. This hole intersects the core 100 meters down-plunge of a 1990 hole (TCU90022) which returned 49.7 meters grading 3.05% copper, 8.88% zinc, 4.01 gpt gold and 172.5 gpt silver. A 1992 hole (TCU92036) intersected the deposit core 125 meters down-plunge of TCU04102, returning a 17.4 meter section grading 0.81% copper, 8.79% zinc, 0.83 gpt gold and 70.51 gpt silver. TCU92036 also intersected a second, deeper zone which may represent a different sulphide lens.

The deposit remains open to depth below TCU93036 into an area which will be tested by drilling over the next few weeks. The underground drill station is now complete and one drill will be moving into it over the next few days to begin testing the extent of this high-grade core below the current resource.

TCU04103 intersected the deposit along the western edge (west of the high-grade core) some 360 meters up dip from TCU04102.

Further information on Redcorp and the Tulsequah Project, including a long-section showing the location of the holes, can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

PROCESSED
JUN 28 2004
THOMSON
FINANCIAL

REDCORP VENTURES LTD.
Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 • Fax: 604 669 5330

REDCORP

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

REDCORP VENTURES LTD.
Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330